April 16, 2009

Via EDGAR

United States Securities & Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549-7010

Attention:             Ms. Karen Garnett

Re:         Response to Comment Letter dated March 25, 2009 to the
Hines Real Estate Investment Trust, Inc. (the “Company”)
Post Effective Amendment No. 1 to Form S-11 and Related
Issuer Response letter filed March 12, 2009
File No. 333-148854

Dear Ms. Garnett:

This letter is written in response to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) received by facsimile on March 25, 2009 related to the Company’s response dated March 12, 2009 (the “Prior Response Letter”) to the Staff’s prior comment letter dated November 19, 2008, with respect to the above referenced Post-Effective Amendment No. 1 to Form S-11 Registration Statement File No. 333-148854 (“Registration Statement”) filed on October 22, 2008 by the Company.  For ease of reference, the Staff’s comments are each set forth in full below in bold-type, and the Company’s response immediately follows each comment.  As previously discussed in a conversation with you on March 26, 2009, all revised disclosures referred to below have been included in Post-Effective Amendment No. 2 to the Registration Statement which is being filed simultaneously herewith with the Commission pursuant to Section 10(a)(3) of the Securities Act of 1933, as amended, and includes a reprinted prospectus (“Amendment No. 2”).

General

1.
We note you have filed a prospectus supplement and Form 8-K on January 23, 2009 to update your offering prices.  In your next post-effective amendment, please discuss the reasons for the price change.  Refer to Item 505 of Regulation S-K.

The Company hereby confirms that Amendment No. 2 reflects the new offering prices of $10.08, for shares of its common stock purchased in the primary offering, and $9.58, for shares purchased pursuant to its Dividend Reinvestment Plan.  The Company also confirms that the new offering prices were determined in accordance with the following considerations as disclosed on page 142 in the Plan of Distribution section of Amendment No. 2:

The determination of these prices by our board of directors was primarily based on (i) our estimated per-share net asset value as determined by our management, plus (ii), in the case of our offering price, the commission and dealer manager fee. Our management estimated our per-share net asset value using valuations of our real estate assets and notes payable as of December 31, 2008, which were determined by independent third parties (except for assets acquired within the last year for which we used aggregate cost).  Management estimated the values of our other assets and liabilities as of December 31, 2008, and then made various adjustments and estimations in order to account for our operations and other factors occurring or expected to occur between December 31, 2008 and the effective date of this pricing change.  In addition, our board of directors also considered our historical and anticipated results of operations and financial condition, our current and anticipated distribution payments, yields and offering prices of other real estate companies we deem to be substantially similar to us, our current and anticipated capital and debt structure, and our management’s and Advisor’s recommendations and assessment of our prospects and expected execution of our investment and operating strategies.

2.
Please update the prospectus to discuss your experience with redemptions during the most recent fiscal year and the current fiscal year to date.  Disclose the amount of redemption requests received and the source of cash to fund redemption requests.  Also, please disclose whether redemption requests were fully funded during the applicable periods.

The Company hereby confirms that it has added the following disclosure in the  “Description of Capital Stock—Share Redemption Program” section of Amendment No. 2 (see page 137), in order to update the prospectus to discuss its experience with redemptions during the year ended December 31, 2008 and for the period commencing on January 1, 2009 to April 1, 2009, the most recent period for which redemption data is presently available:

During the years ended December 31, 2008 . . . , we redeemed $58.7 million . . . . During these years, all shareholder requests for redemptions were fully funded out of proceeds from our dividend reinvestment plan. During 2009, we have experienced an increase in share redemptions. From January 1, 2009 to April 1, 2009, pursuant to our share redemption plan, we made payments totaling $84.7 million to shareholders which were funded out of proceeds from our dividend reinvestment plan and primary offering.  Our board of directors elected to waive the monthly limitation provided by our redemption plan for shares redeemed on March 2, 2009 and April 1, 2009. Cash used to fund redemptions reduces our liquidity available to fund acquisitions of real estate investments and other cash needs. We can not assure you that we will be able to fully fund redemptions in the future.

Supplement No. 3 Dated October 22, 2008

3.
We note your response to comment 5 of our letter dated November 19, 2008.  Please also include the requested per share performance disclosure in the cumulative supplement provided with your revised post-effective amendment.

The Company has included disclosure of a Non-GAAP supplemental performance measure titled “Operating Funds Generated by the Company”, including on a per share basis, in a new section titled “Operating Funds Generated by the Company” which appears in the “Management’s Discussion and Analysis of Financial Condition and Operating Results--Results of Operations” section of Amendment No. 2 (see pages 127-129).

4.
We note your response to comment 6 and the disclosure on page 125 of the prospectus as well as page 34 of your 10-Q for the period ended September 30, 2008.  Please revise to reconcile the total property expenses with the most directly comparable GAAP measure.

The Company hereby confirms that the total property expense amounts referred to by the Staff in the above comment can be calculated by adding the following GAAP measures:  property operating expenses, real property taxes, property management fees, depreciation and amortization of real estate assets and income taxes.  Accordingly, no GAAP reconciliation is required.

The Company hereby acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the responses set forth above, please contact the Company’s Chief Financial Officer, Sherri W. Schugart  at (713) 966-5476, or me at (713) 966-7715.

Very truly yours,

/s/ Ryan T. Sims
Ryan T. Sims
Chief Accounting Officer